February 4, 2010

BY EDGAR

Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C., 20549

Re:	Mitel Networks Corporation
Form 20-F for the year ended April 30, 2009
Filed October 14, 2009
File No. 000-49984

Dear Mr. Spirgel:

On behalf of our client, Mitel Networks Corporation (“Mitel”), we hereby acknowledge receipt of the comment letter dated January 15, 2010 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the above referenced Form 20-F. On behalf of Mitel, we submit this letter in response to the Comment Letter. For ease of reference, we have reproduced the text of the comments in bold-face type below, followed by Mitel’s responses.

Mitel has today filed with the Commission, by EDGAR, Amendment No. 1 to Registration Statement on Form F-1 (File No. 333-163930) (the “Registration Statement”). References in this letter to the “Preliminary Prospectus” are to the preliminary prospectus contained in the Registration Statement. Mitel has also today filed with the Commission, by EDGAR, its response to a comment letter (the “F-1 Comment Letter”), dated January 15, 2010, from the Staff, in relation to the Registration Statement.

February 4, 2010

RESPONSES TO STAFF COMMENTS

Form 20-F Filed October 14, 2009

Management’s Discussion and Analysis…. page 28

Critical Accounting Policies, page 43

Goodwill, page 46

1.	We note that goodwill represents 21% or more of your assets as of April 30, 2009. Due to significance of your goodwill balance and in light of the risk factors disclosed on pages 11 to 24 we expect robust and comprehensive disclosure both in your footnote and in your critical accounting policies regarding your impairment testing policy. This disclosure should provide investors with sufficient information about management’s insights and assumptions with regard to the recoverability of goodwill. Specifically, please disclose the following information for each reporting unit (with material goodwill) that is at risk of failing step one of the goodwill impairment test:

•	Percentage by which fair value exceeded carrying value as of the most recent step-one test
•	Amount of goodwill allocated to the unit
•	Description of the methodology used to determine fair value
•	Description of key assumptions used and how the key assumptions were determined
•	Discussion of the uncertainty associated with the key assumptions and any potential events and/or circumstances that could have a negative effect on the key assumptions.

Otherwise disclose if true, in your critical accounting policies that none of your reporting units with significant goodwill is at risk of failing step one of the goodwill impairment test.

Response: Mitel confirms that it will provide disclosure addressing this comment in future periodic filings with the Commission. In response to a similar comment in the F-1 Comment Letter, Mitel has revised the disclosure in the Preliminary Prospectus. See pages 76 to 77 of the Preliminary Prospectus.

2.	You state that the goodwill at of April 30, 2009 is assigned to four geographic units. Then you state that market prices are not available for these individual reporting units. You also indicate in your segment footnote on page F-27 that your reportable segments are represented by four geographic areas. Based on these disclosures, it appears to us that you concluded that your reporting units are your reportable segments. Please tell us how you determined your reporting units under paragraph 30 of SFAS 142.

February 4, 2010

Response: Mitel’s operating segments are four geographic areas (United States, Canada and CALA, EMEA and Asia Pacific). In determining Mitel’s reporting units, Mitel analyzed the operating segments to determine if there were components and, if so, whether they met the criteria of SFAS 142 paragraph 30 to be reporting units. Specifically, Mitel considered (a) whether the components represented a business, (b) whether discrete financial information is available and (c) whether segment management regularly reviews the operating results of components.

In terms of Canada and CALA, EMEA and Asia Pacific, there are no separate components that constitute a business. Each of the geographic areas generates revenue from products within telecommunications which do not in themselves represent a business as defined by EITF 98-3, “Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business” and therefore are components, but not reporting units. Therefore, each of these three operating segments are also the reporting units as there are no components which qualify as reporting units beneath the operating segment level.

In terms of the United States operating segment, Mitel evaluated whether the two primary revenue categories, Telecommunications and Network Services (the “Revenue Categories”), should be considered two distinct businesses or components. In Mitel’s determination it noted that while financial information is made available for the Revenue Categories, it is used primarily for evaluating revenue performance and long term revenue trends and is not used by the segment manager to drive resource allocation decisions. The segment manager reviews the financial information to assess performance at the overall geographic segment level.

Mitel does not believe that the revenue categories are reporting units, although they could qualify as a business, due to the fact that the operating information produced is not regularly utilized by the segment manager to make operating decisions. However, understanding the identification of reporting units is a judgmental area, and as noted in EITF D-101, no single factor or characteristic is determinative in arriving at whether a component is a reporting unit, Mitel analyzed whether the Revenue Categories shared similar economic characteristics such that aggregation would be appropriate. Mitel noted significant customer overlap within the Revenue Categories and as a result does not consider the goodwill to be recoverable from the separate operations of each Revenue Category but rather to be integrated. Additionally, the Revenue Categories share operating segment assets and are subject to extensive transfer pricing mechanisms that include allocation of group service charges, service cost allocations, and intercompany markup charges. In conclusion, Mitel does not believe that Revenue Categories represent separate reporting units, however, were they to be considered separate reporting units, Mitel believes that it would be appropriate to aggregate the two as a result of the similar economic conditions.

Based on this analysis, Mitel has concluded that its four operating segments are Mitel’s reporting units for the purposes of SFAS 142, paragraph 30.

Stock Based compensation and Determination of fair market value of our common stock, page 47

3.	Expand the disclosure of stock-based compensation, to include a discussion of the significant factors, assumptions and methodologies used in determining the fair value of your common stock during fiscal year 2009 and the subsequent interim period.

Response: Mitel confirms that it will provide disclosure addressing this comment in future periodic filings with the Commission. In response to a similar comment in the F-1 Comment Letter, Mitel has revised the disclosure in the Preliminary Prospectus. See pages 79 to 82 of the Preliminary Prospectus.

Financial Statements

Note 11 – Net investment in sales-type leases, page 125

4.	We note that you regularly sell the net rental payments from sales-type leases to financial institutions. Quantify in MD&A or in the financial statements the gain or losses resulting from the sale of rental payments from leases.

Response: Mitel confirms that it will provide disclosure addressing this comment in future periodic filings with the Commission. In response to a similar comment in the F-1 Comment Letter, Mitel has revised the disclosure in the Preliminary Prospectus. See page F-31 of the Preliminary Prospectus.

Mitel has advised us that it acknowledges that:

1.	it is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	it may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Mitel has advised us that it understands that the Division of Enforcement has access to all information it provides to the staff of the Division of Corporation Finance in the review of the Mitel’s filings or in response to comments on Mitel’s filings.

February 4, 2010

We appreciate the Staff’s assistance in reviewing this response. Please direct all questions or comments regarding this letter to the undersigned at 416-360-5134 or to Stephen Centa at 416-360-5131.

Very truly yours,

/s/ Adam M. Givertz

Adam M. Givertz

cc:	Kathleen Krebs

John Zitko

Ivette Leon

Gopal Dharia

    Securities and Exchange Commission

Donald W. Smith

Gregory Hiscock

    Mitel Networks Corporation

Stephen Centa

    Shearman & Sterling LLP